UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

 STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
       COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED
          OR RETAINED BY A REGISTERED HOLDING COMPANY
          OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
 CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


1.	Name and business address of person filing statement.

     	Van Ness Feldman, P.C.
     	1050 Thomas Jefferson St., NW
     	Washington, D.C. 20007-3877

2.   	Names and business addresses of any persons through whom the
	undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

Members
Richard Agnew                      		Richard Penna
Pamela Anderson                    		Daniel Press
Gary Bachman                       		J. Curtis Rich
Mitchell Bernstein                 		Julie Richardson
John Buchovecky                    		Steve Richardson
John Burnes				Thomas Roberts
Howard Feldman                     		Cheryl Feik Ryan
Shelley Fidler (Non-attorney Principal)	Jay T. Ryan
Stephen Fotis				Howard Shapiro
Patricia Godley				Doug Smith
Sam Kalen				Michael Swiger
Paul Korman				Robert Szabo
Malcolm McLellan				William Van Ness, Jr.
Nancy McNally (Non-attorney Principal)	David Yaffee
Alan Mintz				Ben Yamagata
J. Curtis Moffatt				Theresa Zolet
Margaret Moore
Joe Nelson
Bob Nordhaus


Of Counsel
Howard Bleichfeld                       	Katherine Henry
Shippen Howe				Richard Kozlowski


Associates
Angela Addison                          	Nick Goldstein
Ivy Anderson                            	Susan Moore
Jaeleen Araujo                          	Ricardo Nogueira
Andrew Art                              	Evan Reese
Revella Cook				Chuck Sensiba
Kyle Danish                             	Brendan Shane
Britt Speyer Fleming                         Jonathan Simon
Kevin Flynn				Greg Ward
Vincenzo Franco                         	Janet Woodka
					Brian Zimmet



Energy Analyst                     		Law Clerks
Stephen Baruch				Andrea Chuahy

Energy Specialist                       	Paralegal
Larry Inouye                            	Barbara Deathe
					Kimberly Staples
					Bradley Hutter

Gov't Policy Assistant                  	Gov't Policy Practice Group
Shannon Angielski                       	Paula Dietz
Jordan Smith                            	Shelley Fichtner
                                   		Janet Anderson


3.	Registered holding companies and subsidiary companies by which the
	undersigned is regularly employed or retained.

(A)  	Entergy-Koch, LP, a subsidiary company of Entergy Corp., and various
	subsidiaries of Entergy-Koch, LP, including Gulf South Pipeline Company, LP and Entergy-Koch Trading, LP.

(B)  	Various companies in the American Electric Power Co. holding company
	system, including AEP Resources Inc., a non-regulated corporate development
	and capital investment operation, AEP Energy Services Inc., a natural gas and
	electricity trading and marketing company, and Ohio Power.

(C)  	NRG Energy Inc. and various of its subsidiary companies that are involved
	in the acquisition, development, ownership, or operation of generating facilities under sections 32 and 33 of the Act and "qualifying facilities" under PURPA.


4.   	Position or relationship in which the undersigned is employed or
	retained by each of the companies named in item 3, and brief description of
	nature of services to be rendered in each such position or relationship.

(A)  	Van Ness Feldman is retained by Entergy-Koch, LP on an hourly basis
	to advise as to business activities and regulation of its subsidiary,
	Gulf South Pipeline Company, LP. Van Ness Feldman is retained by Gulf
	South Pipeline Company, LP on an hourly basis to advise as to compliance
	with the requirements of the Natural Gas Act and implementing regulations,
	and to draft various filings with regard to those laws and regulations
	for submission to the Federal Energy Regulatory Commission.  Van Ness Feldman
	is retained by Enterty-Koch Trading, LP to provide advice on certain discrete
	regulatory and legal issues that may arise under the Natural Gas Act and the
	Federal Power Act.

(B)  	Van Ness Feldman is retained by various companies in the
	American Electric Power Co holding company system on an hourly basis
	to provide advice on legal and regulatory issues that arise under the
	Clean Air Act, the Natural Gas Act, the Federal Power Act, and other
	federal and state laws and regulations, to draft various pleadings and
	filings as required with regard to those laws and regulations in various
	federal and state courts and agencies, and to provide regulatory advice
	and counseling on transactions.  Van Ness Feldman also provides regulatory
	advice on international issues, such as those that arise under treaties such
	as the Kyoto Protocol, regarding AEP Resources Inc.

(C)  	Van Ness Feldman is retained by NRG Energy Inc. and various
	of its subsidiary companies on an hourly basis to provide counsel with regard to the acquisition, development, ownership, and operation of generating facilities under sections 32 and 33 of the Act and "qualifying facilities" under PURPA.


5.	(a)	Compensation received during the current year and estimated to be
		received over the next two calendar years by the undersigned or others,
		directly or indirectly, for services rendered by the undersigned, from
		each of the companies designated in item 3. (Use column (a) as supplementary
		statement only.)


			Salary or other payments

                                            	 to be
               		received in 2001    received	Person or company from whom
Name of recipient             (a)			(b)	received or to be received


Van Ness Feldman    	$107,546.50         not fixed 	Entergy-Koch, LP


Van Ness Feldman    	$55,538.30          not fixed 	Entergy-Koch Trading, LP


Van Ness Feldman    	$413,633.25         not fixed 	Gulf South Pipeline
                                                       	Company, LP


Van Ness Feldman    	$557,056.00         not fixed	AEP Resources, Inc.,
                                                      	Intergen Energy, Inc.,
							Ohio Power


Van Ness Feldman    	$87,962.02          not fixed	AEP Energy Services


Van Ness Feldman    	$67,528.00          not fixed 	NRG Energy Inc., Louisiana
                                                       	Generating


	(b)	Basis for compensation if other than salary.      Hourly billing rate.

6.	(To be answered in supplementary statement only.  See instructions)
	Expenses incurred by the undersigned or any person named in item 2,
	above, during the calendar year in connection with the activities described
	in item 4, above, and the source of reimbursement for same.

	(a)  Total amount of routine expenses charged to client and reimbursed in 2001:

	Source of reimbursement				Amount

	Entergy-Koch, LP                               	$13,572.49


	Entergy-Koch Trading, LP                      	$1,248.11


	Gulf South Pipeline Company, LP			$33,965.76


	AEP Resources Inc., Intergen Energy Inc.   		$85,964.68
     	Ohio Power


	AEP Energy Services                          	$3,268.67


	NRG Energy Inc., Louisiana Generating    		$4,011.22


	(b)  Itemized list of all other expenses:    No other expenses.





Date: January 29, 2002             Signed /s/ Margaret A. Moore